Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed 10/13/2025	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: Nasdaq MRX, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box):

   151 W. 42 Street, New York, NY

   25004912

3. Provide the applicant's mailing address (if different):

   Office of General Counsel

   805 King Farm Blvd., Rockville, MD 20850

4. Provide the applicant's business telephone and facsimile number:

   301.978.8400   301.978.8472

   (Telephone)   (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

   Sun Kim, Associate General Counsel, 1-646-420-7816

   (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:

   John A. Zecca

   805 King Farm Blvd.

   Rockville, MD 20850

7. Provide the date applicant's fiscal year ends: 12/31

8. Indicate legal status of applicant: ☐ Corporation   ☐ Sole Proprietorship   ☐ Partnership
   ☒ Limited Liability Company   ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 01/30/2014   (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized:

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3.   The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 10/13/2025   Nasdaq MRX, LLC
       (MM/DD/YY)   (Name of applicant)

By: _John A. Zecca_ Date: 2025.10.13   John A. Zecca, EVP and Chief Legal Officer
    (Signature) 13:25:12 -04'00'   (Printed Name and Title)

Subscribed and sworn before me this _____ day of _____, _____ by _____
                                              (Month)   (Year)   (Notary Public)

My Commission expires _____ County of _____ S tate of _____

Based upon relief from the Commission staff and difficulties arising from Covid-19,
Nasdaq MRX, LLC is making this filing without notarization.


October 9, 2025

<u>*Via Electronic Filing*</u>

U.S. Securities and Exchange Commission
Division of Trading and Markets
Office of Market Supervision

Re: Nasdaq MRX, LLC ("Exchange") Filing Pursuant Rule 6a-2(a)

Dear Sir or Madam:

Pursuant to Rule 6a-2(a), the Exchange is hereby filing the latest changes to its Form 1 Exhibits C and M.

The changes to Exhibit C are as follows:
- Nasdaq Clearing AB – this entity has a new CEO, Christian Sjöberg, who replaced Patrik Löhr
- Nasdaq Technology AB – Daniela Peterhoff replaced Niklas Brandström on the Board, and Paul McKeon was removed as special signatory for the entity

The change to Exhibit M is the acceptance on September 2, 2025, of the following participant:

TD Securities (USA) LLC
1 Vanderbilt Ave, New York, NY 10017
212-827-7000
Type: Order Entry

If you have any questions, please do not hesitate to contact Sun Kim, Senior Associate General Counsel at (646) 420-7816 or Sun.Kim@nasdaq.com.

Sincerely,

/s/ Sun Kim

Sun Kim
Senior Associate General Counsel